Consent of Independent Registered Public Accounting Firm

We consent to the incorporation in this Registration Statement on Form S-1, Amendment No.1, our report on the consolidated financial statements of Purple Beverage Company, Inc. dated December 3, 2007 (except for Stockholders’ Deficiency as included in the Balance Sheet, and the Statements of Changes in Stockholders’ Deficiency, related references and calculations, as to which the date is June 5, 2008 and the Restatement described in Note 10 as to which the date is July 30, 2008), relating to the balance sheet of Purple Beverage Company, Inc. as of September 30, 2007 and the related statements of operations, changes in stockholders' deficiency, and cash flows for the period from May 8, 2007 (Inception) to September 30, 2007. We also consent to the reference to our firm under the caption "Experts" in the Prospectus.

/s/ Sherb & Co, LLP Certified Public Accountants

Boca Raton, Florida
November 3, 2008